                                                                  RULE 424(B)(3)
                                                      REGISTRATION NO. 333-18911


                    NEW ENGLAND INVESTMENT COMPANIES, L.P.


                                    PROSPECTUS SUPPLEMENT
                                    DATED MARCH 20, 1997, TO
                                    PROSPECTUS DATED FEBRUARY 13, 1997

The following information is made a part of the above-referenced prospectus.

LP UNITS AVAILABLE FOR FUTURE SALE

     As of January 31, 1997, there were 40,347,631 LP Units outstanding. Following this Offering, assuming 2,000,000 of the 4,000,000 LP Units offered hereby are sold, 5,816,043 of those LP Units will be freely tradable without registration under the Securities Act. Of the remaining LP Units outstanding that are "restricted securities" under the federal securities laws, 20,790,000 LP Units (not including 110,000 units of general partnership interest held by MetLife) will be held by MetLife and approximately 13,741,558 LP Units will be held by other private partners. Approximately 28,286,850 of such LP Units that are restricted securities under the federal securities laws, including those held by MetLife and RTI, may be sold within the limitations under Rule 144 under the Securities Act. The Selling Unitholders and certain other Unitholders have rights to register their remaining LP Units for public resale and may otherwise seek to resell some or all of their LP Units in the future subject to the above limitation. Sales of large numbers of LP Units to the public within a limited time period could adversely affect the market price of the LP Units. Resales of LP Units may, under certain circumstances, result in a change in control of NEIC and an assignment of investment management agreements under applicable federal securities law.

                              SELLING UNITHOLDERS

     The Selling Unitholders are various Unitholders holding registration rights and their permitted charitable donees, pledgees, transferees or other successors in interest, and include those Unitholders listed below and additional Unitholders who will be individually identified along with Unitholders' affiliations and holdings of LP Units (if greater than 1% of all outstanding LP Units) by a supplement hereto. Such registration rights were granted pursuant to various agreements with the Partnership, including an agreement with New England Mutual and RTI made as of September 15, 1993 (the "1993 Registration Rights Agreement") and an agreement with Harris Associates, L.P. made as of September 19, 1995 (the "Harris Registration Rights Agreement" and, together with the 1993 Registration Rights Agreement and other similar agreements, the "Registration Rights Agreements").

     The LP Units offered by the Selling Unitholders hereby constitute "restricted securities" under the Securities Act. Pursuant to the Registration Rights Agreements, the Selling Unitholders and the Partnership have agreed that all expenses incident to a registration demanded thereunder will be borne by the Partnership. The Registration Rights Agreements provide that the Partnership need not effect more than one registration statement on Form S-3 in a six-month period.

     The following table sets forth certain information known to the Partnership with respect to beneficial ownership of the Partnership's LP Units as of January 31, 1997, and as adjusted to reflect the proposed sale of LP Units being offered by the Selling Unitholders hereby.

Units Beneficially
                                                                            Units Beneficially  Units to be   Owned After Offering
                                                                                                              ---------------------
Selling Unitholder                              Owned Prior to Offering(1)   Sold in Offering    Number (1)        Percent (2)
----------------------------------------------  --------------------------  ------------------  ------------  ---------------------

Brown Generation Trust, U/A/D 8/16/91 (3)                      62,920              62,920                0               *
Roger O. Brown Revocable Trust,
  U/A/D 12/16/82 (3)                                          259,600             239,600           20,000               *
Barbara E. Brown Revocable Trust,
  U/A/D 12/16/82 (3)                                           97,567              97,567                0               *
Old Compton, L.P. (4)                                         391,581             335,668           55,913               *
Phillips Exeter Academy                                        10,200              10,200                0               *
Field Museum of Natural History                                10,200              10,200                0               *
Kenneth H. Foreman Gift Trust for
  Peter & Christopher Dated 5/15/79 (5)                        26,286              26,286                0               *
Kenneth H. Foreman Gift Trust for
  Peter & Jeffrey

  Dated 5/15/79 (5)                                            26,286              26,286                0               *
Kenneth H. Foreman Support Trust for Peter &
  Christopher Dated 5/15/79 (5)                                26,286              26,286                0               *
Kenneth H. Foreman Support Trust for Peter &
  Jeffrey Dated 5/15/79 (5)                                    26,286              26,286                0               *
David M. Herro (6)                                             45,908              45,908                0               *
Joseph R. Hershberger (7)                                          60                  60                0               *
I&G Charitable Foundation (3)                                  20,000              20,000                0               *
Investment Income Partnership (3)                             105,148             105,148                0               *
Jewish United Fund of Metropolitan Chicago                      2,100               2,100                0               *
Jeffrey D. Lovell (7)                                           8,000               8,000                0               *
Roxanne M. Martino (6)                                         80,798              20,000           60,798               *
Victor A. Morgenstern (8)                                     520,000             100,000          420,000               1.04%
Putnam, Lovell & Thornton Inc. (9)                             25,940              25,940                0               *
Donald H. Putnam (7)                                           12,000              12,000                0               *
Reich & Tang, Inc. (10)                                     6,394,100             300,000        6,094,100               15.11%
Resolute Partners (11)                                        180,000              50,000          130,000               *
Kathleen Schulte Revocable Trust
  U/A/D 2/1/89 (6)                                              6,309               6,309                0               *
Mary Pat Thornton (7)                                           4,000               4,000                0               *
1261 Foundation (3)                                            47,190              47,190                0               *
VNSM Holdings, Inc. (12)                                      444,500             177,800          266,700               *
Charles Zis                                                    69,923              49,923           20,000               *
                                                                                  -------
                                                                                1,835,677

* LESS THAN 1%


(1) Except as indicated in the other footnotes to this table, based on information provided by such persons and subject to applicable community property laws, the persons and entities named in the table above have sole voting and investment power with respect to all of the LP Units shown as beneficially owned by them.

(2) Percentage of ownership is based on 40,347,361 LP Units outstanding on January 31, 1997, and does not include 110,000 units of general partnership interest ("GP Units") owned by the Partnership's general partner, which represent all GP Units outstanding.

(3) Roger O. Brown, currently an employee of an operating subsidiary of the Partnership, is the trustee of the Roger O. Brown Revocable Trust; is President of I&G Charitable Foundation; and is General Manager of Investment Income Partnership, and has sole voting and investment power with respect to the LP Units owned by such entities. Mr. Brown's spouse, Barbara E. Brown, is trustee of the Brown Generation Trust and the Barbara E. Brown Revocable Trust, and has sole voting and investment power with respect to the LP Units owned by such trusts. Mr. and Mrs. Brown also serve as directors of the 1261 Foundation and may therefore be deemed to have voting and investment power with respect to the LP Units held by such entity.

(4) The listed entity (formerly Aldrich, Eastman & Waltch, L.P.) sold its business assets to the Partnership in December 1996. Certain current officers of the subsidiary of the Partnership (AEW Capital Management, L.P.) now operating the acquired business remain limited partners in Old Compton, L.P. Peter C. Aldrich, Thomas G. Eastman and Joseph F. Azrack, who are the non-executive Co-Chairman, non-executive Director and Chief Executive Officer, respectively, of AEW Capital Management, L.P., are the directors and controlling stockholders of the general partner of the general partner of Old Compton, L.P. Each of such persons (and such general partners) may therefore be deemed to be a beneficial owner of the listed LP Units. Mr. Azrack serves as the Chief Executive Officer and President and as a member of the Board of Directors of AEW Capital Management, L.P.'s general partner, which is a wholly owned indirect subsidiary of the Partnership.

(5) Peter B. Foreman, trustee of the trusts listed in the table, has voting and investment power over 801,640 LP Units in addition to the LP Units shown in the table, in his capacity as trustee of other trusts.

(6) The named person is an officer and/or an employee of an operating subsidiary of the Partnership .

(7) The named person is an officer and/or an employee of Putnam, Lovell & Thornton Inc., an investment banking firm that has rendered services to the Partnership .

(8) Mr. Morgenstern serves as a director of the general partner of the Partnership pursuant to a program whereby chief executive officers of operating subsidiaries of the Partnership serve for a period as directors.

(9) The named entity is an investment banking firm that has rendered services to the Partnership.

(10) Oscar L. Tang, a director of the general partner of the Partnership, beneficially owns approximately 34% of the stock of Reich & Tang, Inc. ("RTI"), not including approximately 13% of such stock held by trusts for the benefit of Mr. Tang's children, as to which Mr. Tang disclaims beneficial ownership. The number of LP Units shown does not include 101,500 LP Units contributed to the Partnership's Restricted Unit Plan (the "RUP") by RTI, as to which RTI retains certain income or reversionary rights. All stockholders of RTI are parties to a stockholders' agreement relating to the maintenance of such corporation's status as an "S" corporation under the Internal Revenue Code and which creates numerous reciprocal and other rights relating to the disposition of stock in RTI by the stockholders.

(11) The listed entity is a partnership of which Mr. Morgenstern serves as general partner.

(12) The listed entity (formerly Vaughan, Nelson, Scarborough & McConnell, Inc.) sold its business assets to the Partnership in May 1996. All stockholders of such entity are currently employed by the subsidiary of the Partnership now operating the acquired business (Vaughan, Nelson, Scarborough & McConnell, L.P.) as officers and/or investment principals. In addition, two of such stockholders are members of the Board of Directors of such subsidiary's general partner, which is a wholly owned indirect subsidiary of the Partnership.

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